Exhibit 99.2
To Our Shareholders
Year 2007 yielded mixed results for Chartered.
While we achieved 14 percent growth in total wafer shipments, mainly driven by strong demand for mature technology eight-inch wafers, we ended the year with overall revenues declining four percent compared to the previous year. This was largely due to lower utilization of our 12-inch capacity, mainly attributable to three factors: the weakness we experienced in the microprocessor space, reduced demand from the video game sector, and the slower-than-expected ramp of the leading-edge 65-nanometer (nm) technology node resulting from an industry-wide delay in adoption of new products implemented on that node. These dynamics, coupled with intense price competition in the industry fueled by an over-supply of leading-edge capacity, affected our financial performance for the year.
We ended the year with a net income of $102 million, mainly due to a tax benefit we recognized in the third quarter.
Despite the challenges, we achieved several milestones during the year which included:
•	Starting commercial production at 65nm, for both silicon-on-insulator (SOI) and bulk process technologies and ramping revenues to exceed the $100 million mark within three quarters of ramp;

•	Increasing revenues from mature, “value-added” technologies by 30 percent compared to the previous year; and

•	Extending our joint development efforts to include 32nm technology.
Financial Highlights

(in millions of US Dollars, unless otherwise stated)	2005	2006	2007
Net Revenue	1,033	1,415	1,355
Gross Profit	117	344	260
Research and Development	122	153	160
Income (Loss) before Income Taxes	(145)	91	10
Net Income (Loss)	(158)	67	102
Diluted Net Earnings (Loss) per ADS (US Dollars)	(0.64)	0.23	0.35
Diluted Net Earnings (Loss) per share (US Dollars)	(0.06)	0.02	0.04

Cash and Cash Equivalents (a)	820	719	743
Total Debt and Capital Lease Obligations (a)	1,491	1,409	1,849

Shipments (thousands of eight-inch equivalent wafers) (b)	1,052	1,365	1,549
Capacity (thousands of eight-inch equivalent wafers) (b)	1,501	1,784	1,960
Utilization (b)	70%	77%	79%

(a)	Cash and Cash Equivalents and Total Debt and Capital Lease Obligations are as of 31 Dec of the year.

(b)	Data includes Chartered’s share of Silicon Manufacturing Partners.

As we move into 2008, like most businesses, we are concerned about the potential impact of economic uncertainties. However, it is important that we do not lose sight of the longer-term opportunities and continue to focus on our strategic thrusts to enhance Chartered’s competitiveness. We look forward to expanding our customer engagements at 65nm and will continue to enhance our technology capabilities by offering and productizing not only our 45nm technology but its derivatives. On the mature technologies, we plan to further leverage the gains from the value-added solutions. In line with this, we recently announced an agreement to acquire an eight-inch fab operation in Singapore. This acquisition is expected to help us meet some of the additional requirements of existing customers and also capture new business opportunities, while helping us diversify our customer base.
One of management’s top priorities remains reducing the company’s breakeven utilization point. Despite the temporary setback we faced due to the less than optimal product mix and pricing erosion, we are confident of getting back on track once shipment growth at 65nm resumes. In the meantime, we are not sparing any effort in making structural and operational improvements that will help us achieve that.
We are committed to further enhancing our competitiveness and leading Chartered toward sustainable profitability. We are grateful for your continued support.

Chia Song Hwee
President & CEO

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans to expand our customer engagements at 65nm, to enhance our advanced technology capabilities and to leverage on the gains from value-added solutions for our mature technologies; our agreement to acquire an eight-inch fab operation in Singapore and the expected benefits of such acquisition; and our continued efforts to reduce our breakeven utilization point reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; changes to the schedule for the closing of our agreement to acquire an eight-inch fab operation in Singapore; successful integration of the eight-inch fab operation in Singapore into Chartered’s operations; the successful qualification of Chartered’s processes and customers’ products in the acquired eight-inch fab; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.